PINNACLE ENTERTAINMENT, INC.

3800 Howard Hughes Parkway

Las Vegas, Nevada 89109

May 14, 2004

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549-0306

Re:	Pinnacle Entertainment, Inc.
Registration Statement on Form S-4 (File No. 333-115488)
Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Pinnacle Entertainment, Inc. (the “Company”) hereby makes application to withdraw its Registration Statement on Form S-4, File Number 333-115488 (the “Form S-4 Registration Statement”), relating to the exchange offer of $200,000,000 aggregate principal amount of the Company’s 8.25% senior subordinated notes due 2012 (the “Exchange Offer”). Due to a ministerial error caused by the Company’ financial printer, the EDGAR filing codes for the additional subsidiary guarantor registrants listed in the table of other registrants in the Form S-4 Registration Statement (the “Co-Registrants”) were not included in the submission to the Securities and Exchange Commission (Accession Number 0001193125-04-087747). No securities have been sold under the Form S-4 Registration Statement and the Form S-4 Registration Statement has not been declared effective.

Accordingly, we request that the Securities and Exchange Commission issue an order granting the withdrawal of the Form S-4 Registration Statement as soon as possible. The Company and the Co-Registrants intend to file a new Registration Statement on Form S-4 relating to the Exchange Offer with such error corrected.

Should you have any questions regarding this matter, please call our attorney, Ashok Mukhey of Irell & Manella LLP, at (310) 277-1010.

Sincerely, PINNACLE ENTERTAINMENT, INC.

By:	/s/ Stephen H. Capp
Stephen H. Capp Executive Vice President and Chief Financial Officer